                            UNITED STATES OF AMERICA
                                   Before the
                       SECURITIES AND EXCHANGE COMMISSION

                                In the Matter of

NATIONAL FUEL GAS COMPANY                                           NINETEENTH
LEIDY HUB, INC.                                                     CERTIFICATE
ELLISBURG-LEIDY NORTHEAST HUB COMPANY                               PURSUANT TO
                                                                    RULE 24
File No. 70-8417

(Public Utility Holding Company Act of 1935)
--------------------------------------------
                  In accordance with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is a balance sheet for Ellisburg-Leidy Northeast Hub Company (the Partnership) at June 30, 1998. The Partnership did not have any income statement activity during the three months ended June 30, 1998. Exhibit B is the income statement of Leidy Hub, Inc. for the three and twelve months ended June 30, 1998, and Exhibit C is the balance sheet for Leidy Hub, Inc. at June 30, 1998.

                  IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 12th day of August, 1998.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY



                        By       /s/ Gerald T. Wherlin
                       -------------------------------------
                                Gerald T.Wehrlin
                    Secretary and Treasurer, Leidy Hub, Inc.
                     Controller, National Fuel Gas Company

                                  EXHIBIT INDEX
                               (File No. 70-8417)
                               ------------------


(1) Exhibit A - Balance Sheet of Ellisburg-Leidy Northeast Hub Company
                as of June 30, 1998.

(2) Exhibit B - Income  Statement  of Leidy  Hub,  Inc.  for the Three and
                Twelve Months Ended June 30, 1998.

(3) Exhibit C - Balance Sheet of Leidy Hub, Inc. as of June 30, 1998.